UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Commission File Number 1-32895

Penn West Petroleum Ltd.

(Translation of registrant’s name into English)

Suite 200, 207 – 9th Avenue SW

Calgary, Alberta T2P 1K3

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☐             Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

INCORPORATION BY REFERENCE

Exhibits 99.2 and 99.3 to this Form 6-K are hereby incorporated by reference into the registration statement on Form F-3 of Penn West Petroleum Ltd. (File No. 333-171675).

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 30, 2015.

PENN WEST PETROLEUM LTD.

By:	/s/ Mark Hawkins
Name:	Mark Hawkins
Title:	Corporate Secretary and Senior Counsel

EXHIBIT INDEX

Exhibit	Description

99.1	News Release, dated April 30, 2015

99.2	Amended Management’s Discussion and Analysis for the three months ended March 31, 2015

99.3	Financial Statements for the three months ended March 31, 2015

99.4	Amended Quarterly Certification of the Chief Executive Officer under Canadian law

99.5	Amended Quarterly Certification of the Chief Financial Officer under Canadian law